UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007895

February 5, 2004

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Corporate Offices
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AK 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2004

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

Dear Mr. Gearhart:

This is in response to your letter dated January 6, 2004 concerning a shareholder proposal submitted to Wal-Mart by the SEIU Master Trust. We also have received a letter from the proponent dated January 28, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
FEB 17 2004
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, NW
Washington, DC 20005

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 6, 2003

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by the SEIU Master Trust (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on November 10, 2003. The Proposal requests that Wal-Mart prepare and submit to its shareholders a separate report, updated annually, containing information on (a) Wal-Mart's policies for political contributions, (b) an accounting of resources contributed, (c) a business rationale for each political contribution, and (d) identification of the persons who participated in making the decisions to contribute.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(b) and (f) because the Proponent has failed to meet eligibility requirements set forth in Rule 14a-8(b) to submit a shareholder proposal and has failed to cure this defect within the time period set forth in Rule 14a-8.

Rule 14a-8(b)(2) provides that a proponent that does not own its shares of record must provide a written statement from the record holder of its securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of securities for one year. The proponent did not submit proof of its beneficial ownership with the Proposal. By letter dated November 11, 2003, Wal-Mart advised the Proponent of the need to prove its eligibility to submit the Proposal and the documentation that would constitute sufficient proof in accordance with Rule 14a-8. Wal-Mart's letter, a copy of which is attached hereto as Exhibit B, stated: "To demonstrate that you meet these requirements, you should submit a written statement from your broker verifying that, at the time you submitted your proposal, you have owned such shares continuously for at least one year." Wal-Mart's letter also stated that if the Proponent did not comply with these requirements within 14 days, Wal-Mart intended to omit the Proposal from the 2004 Proxy Materials.

Following Wal-Mart's letter to the Proponent, Wal-Mart received a letter dated November 20, 2003 from Amalgamated Bank, a copy of which is attached hereto as Exhibit C, which stated that the Proponent held the requisite number of shares "for a period of at least one year." Amalgamated Bank did not reference the date of the Proposal in its letter, and did not specifically verify that the Proponent had, as of the date the Proponent submitted the Proposal, owned the requisite number of shares continuously for at least one year prior to the date the Proponent submitted the Proposal, which was November 6, 2003.

The Staff has previously addressed the timing of a proponent's verification of its ownership of company shares. In Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLB 14"), the Staff explained that if a shareholder submits his or her proposal to a company on June 1, a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of *May 30* of the same year *does not* demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal. Thus, since the Staff has confirmed that a one-day discrepancy between the date of the proposal and the date of the evidence of share ownership makes the proposal ineligible for submission, Wal-Mart submits that the 14-day discrepancy in the instant case likewise makes the Proposal ineligible for submission. *See* SLB 14, Section C.1.c.(3).

In light of the fact that the Proponent has not met the above-described eligibility requirement to submit a shareholder proposal and has failed to correct this defect within 14 days after receipt of notice thereof from Wal-Mart, Wal-Mart has concluded that it may exclude the Proposal from the 2004 Proxy Materials pursuant to Rule 14a-8(b) and (f). The Staff has previously granted no-action in situations where the proponent's evidence of share ownership was similarly deficient; *see, e.g.*, Telular Corporation (available December 5, 2003) ("We note that the proponent appears to have failed to supply, within 14 days of receipt of Telular's request, documentary support sufficiently evidencing that he continuously held Telular's securities for the one-year period required by rule 14a-8(b).").

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, at (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

cc: SEIU Master Trust

Enclosures

Exhibit A

SEIU
Stronger Together

November 6, 2003

Rec'd 11-10-03

Thomas Hyde
Secretary
Wal Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716

Dear Mr. Hyde:

On behalf of the SEIU Master Trust (the "Trust"), I write to give notice that, pursuant to the 2003 proxy statement of Wal Mart Stores, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wal Mart Stores, Inc. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me. My direct line is (202) 639-7612.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:bh
Enclosure // 1

opeiu#2
afl-cio, clc

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Wal Mart Stores Inc. (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support

As shareholders, we support policies that apply transparency and accountability to corporate political giving.

There is currently no single source of information providing comprehensive disclosure to the Company's shareholders on political contributions made with corporate funds. Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders.

According to the Center for Responsive Politics, a leading campaign finance watchdog organization, our Company contributed $450,000 to major party committees and political dinners in the 2002 election cycle. However, shareholders do not know whether that is the full extent of the utilization of our Company's resources for political purposes.

In our view absent a system of accountability, corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company.

For these reasons, we urge a vote FOR this resolution.

Exhibit B

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-3302
Cindy.Moehring@wal-mart.com

Cynthia P. Moehring
Senior Assistant General Counsel, Corporate Governance

November 17, 2003

VIA Federal Express

SEIU
Executive Director of Benefit Funds
Steve Abrecht
1313 L Street, N.W.
Washington, D.C. 20005

Dear Mr. Abrecht:

On November 10, 2003, we received your shareholder proposal (the "Proposal") and related supporting statement (the "Supporting Statement") requesting that Wal-Mart Stores, Inc. (the "Company") prepare and submit to the shareholders of the Company a separate report, updated annually, containing the Company's policies for political contributions, an accounting of its contributions, the business rationale, and the person(s) who make the decision on contributions.

Under the Securities and Exchange Commission's Rule 14a-8, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in our 2004 Proxy Statement.

If you hold your shares beneficially but not as a record shareholder, you must submit documentary evidence that states:

- you are the holder of at least $2,000 in market value of Wal-Mart shares, and
- you have held Wal-Mart shares of at least that value continuously for at least one year.

To demonstrate that you meet these requirements, you should submit a written statement from your broker verifying that, at the time you submitted your proposal, you have owned such shares continuously for at least one year.

In addition, to comply with Rule 14a-8, you must send in your response to this request for additional information by means of a letter postmarked no later than the 14th day after you receive this letter. If we have not received a response from you by that time, we will not regard this as an official proposal but rather a business suggestion.

Sincerely,

Cindy Moehring

Cynthia P. Moehring

Exhibit C

Amalgamated Bank

America's Labor Bank

November 20, 2003

Mr. Steve Abrecht
Executive Director of Benefits
SEIU Master Trust
1313 L street NW
Washington, DC 20005

Re: Wal-Mart Stores, Inc Cusip 931142103

Dear Mr. Abrecht:

This letter confirms that the SEIU Master Trust holds a total of 83,260 shares of Wal-Mart Stores, Inc of this total 78,450 shares have been held for a period of at least one year, and have a current market value of $4,331,224.50.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the SEIU Master Trust account.

If you have any questions, please do not hesitate to call me at 212-462-3749.

Sincerely,

Niall J. Kenny
Vice President
Amalgamated Bank

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

515

SEIU
Stronger Together

January 28, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Wal-Mart Stores, Inc. to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, by letter dated November 6, 2003, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal requests that Wal-Mart report to its shareholders regarding (1) its policies governing political contributions, (2) corporate resources contributed to specified persons and organizations, (3) the business rationale for each political contribution, and (4) the person or persons responsible for making decisions regarding each political contribution.

By letter dated January 6, 2004, Wal-Mart stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2004 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Wal-Mart argues that it is entitled to rely on Rule 14a-8(b) and (f) to exclude the Proposal because the Trust did not provide adequate proof that it had owned the requisite number of shares of Wal-Mart's common stock for at least one year at the time it submitted the Proposal. As discussed more fully below, because Wal-Mart did not afford the Trust an opportunity to cure the defective proof, exclusion of the Proposal is not appropriate.

Rule 14a-8(b)(2) requires that a proponent like the Trust that is not the record owner of shares must furnish a written statement from the record holder of its securities verifying that the proponent had held the requisite amount of stock for at least a year at the time it submitted its shareholder proposal. By letter dated November 11, 2003, Wal-Mart asked the Trust to provide proof of ownership in accordance with Rule 14a-8(b)(2).

The Trust's record owner, Amalgamated Bank, responded by sending a letter stating that "the SEIU Master Trust holds a total of 83,260 shares of Wal-Mart Stores, Inc. of [sic] this total 78,450 shares have been held for a period of at least one year . . . ." The Amalgamated Bank's letter was dated November 20, 2003.

The Trust does not dispute that the Amalgamated Bank's letter did not provide adequate proof of ownership because it did not explicitly state that the Trust had owned the shares for one year as of November 6, 2003, the date on which the

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

Proposal was submitted. However, Rule 14a-8(f) requires that Wal-Mart give the Trust the opportunity to cure the defect: "The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it." Wal-Mart did not do so. Instead, it waited over six weeks, and then filed the No-Action Request. Accordingly, Wal-Mart's request for no-action relief should be denied, and the Trust should be permitted to provide an amended proof of ownership, which is attached.

* * * * *

If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Jeffrey Gearhart
Wal-Mart Stores, Inc.
Fax # 479-277-5991

Amalgamated Bank

America's Labor Bank

January 26,2004

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

Re: Wal-Mart Stores Inc Cusip 931142103

Dear Mr. Abrecht,

Amalgamated Bank is the record owner of 78,450 shares of common stock (the "Shares") of Wal-Mart Stores Inc, beneficially owned by S.E.I.U. Master Trust. The Shares are held by Amalgamated Bank at the Depository Trust Company, in our participant account # 2352. S.E.I.U Master Trust had held the Shares continuously for at least one year on November 6, 2003 and continues to hold the Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,

Niall J. Kenny
Vice President
Amalgamated Bank

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

The proposal relates to political contributions.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(f). The proponent appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel